

January 19, 2011

Mariya Kokho, President
Soton Holdings Group, Inc.
375 N. Stephanie Street, Suite 1411
Henderson, NV 89014-8909

>    **Re:    Soton Holdings Group, Inc.**
>    **Amendment No. 1 to Registration Statement on Form S-1**
>    **Filed December 22, 2010**
>    **File No. 333-170330**

Dear Ms. Kokho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated December 1, 2010. Please also disclose whether your management or any affiliates of you or your management have been previously involved in the management or ownership of a development stage company. In this regard, please also indicate whether any such company fully implemented its business plan, engaged in a change of control or similar transaction, or has generated any revenues to date, and describe exactly how any such company was formed and why. In addition, please clearly state, if true, that you have no plan or intention to engage in a merger or acquisition or any similar arrangement.

Prospectus Cover Page, page 3

2. We note that you indicate in three different paragraphs on this page that your common stock is not traded on any market or securities exchange. Please revise to consolidate this information to avoid redundancy. In addition, please clearly state that you are a development stage company without any revenues and that your activities to date have been limited to development matters.

Prospectus Summary, page 5

3. We note your response to comment five in our letter dated December 1, 2010. We reissue our comment. Please delete the first sentence in this discussion in which you have provided defined terms. The meanings of the terms are clear from the context in which they are used.

4. We note your response to comment six in our letter dated December 1, 2010. We reissue our comment. Please revise the second paragraph to remove the statement that only selected information is presented. Revise as necessary since the summary is to include a brief overview of the key aspects of the offering. See Item 503(a) and the instruction thereto of Regulation S-K.

Risk Factors, page 7

5. We note your response to comment eight in our letter dated December 1, 2010. However, we note that in the third sentence in the risk factor, "We Depend on Independent Bottle Manufacturers…" on page nine, you make reference to "our water business." Please revise or advise.

Description of Our Business, page 19
General, page 19

6. We note your response to comment 14 in our letter dated December 1, 2010. We also note your disclosure that you plan to purchase bottles from a Chinese bottle supplier for $0.015 per bottle. However, in the supply agreement filed as Exhibit 10.2 it states that the purchase price is $0.15 per bottle; please revise or advise us. We further note that you have projected to have one to two orders per month with a margin of $360-$600 per order. In view of your status as a development stage company without any revenues or binding contracts, the basis for your projection is unclear. Please revise or advise us. In addition, it is not clear from your disclosure whether you will be operating profitably at that level. Please revise your disclosure to explain the level of sales you need to achieve to be profitable and whether you will need additional capital to achieve those levels of sales. If so, please indicate the amount of additional capital needed and from what sources you expect to obtain such capital. Also, we note your discussion of the different

kinds of bottles used by wine makers. Please make clear in your Description of Our Business whether your contracted bottle supplier, Hangzhou Yangcheng Company, Ltd., has the capacity to provide you with the variety of bottles needed to meet the specifications of wine makers. In addition, we note the initial term of the agreement is for six months which commences on the day of first shipment. We also note that you are obligated to purchase 12,000 bottles during the term of this agreement. Your bottle supply agreement does not appear to be a binding agreement on either party since the terms of the agreement commence at some unspecified future date. Please revise your disclosure or advise us. Further, please clarify whether the bottle purchase requirement is during the initial six month period or may extend to the 12 month extension. Finally, we note that you plan to rely on the wine makers to accept or reject wine bottles. Please expand your disclosure to indicate what, if any, steps you have undertaken to determine the quality of the wine bottles to be supplied by Hangzhou Yangcheng Company, Ltd.

Letter of Intent with Potential Customer, page 21

7. We note your response to comment 18 in our letter dated December 1, 2010. Please further expand your discussion to indicate that the letter of intent is a document that only expresses a stated intent for future negotiations. Also, clearly explain the value of an executed letter of intent. Please also apply this comment to your Prospectus Summary on page five. We may have additional comments upon receipt of your response.

Offices, page 22

8. We note your response to comment 20 in our letter dated December 1, 2010. It does not appear that your executives are running your operations from this office. Please revise to make this clear and explain what facilities/office you are using or plan to use.

Plan of Operations, page 23

9. We note your response to comment 21 in our letter dated December 1, 2010. We note your statement that your success will hinge on consumer acceptance of your bottles. Please expand to explain why your bottles may not be accepted by consumers. For example, are the bottles you plan to sell different in size or shape from those presently being used by wine makers?

Item 16. Exhibits

10. Please file an updated copy of the auditor's consent to the use of their audit report. Please note that the Staff requires a new consent with an amendment if an

extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.


Sincerely,


H. Christopher Owings
Assistant Director